Exhibit 99.1

13 April 2005

Mitchells & Butlers plc

Termination of ADR Programme and NYSE Delisting

Mitchells & Butlers plc (“MAB”) today announces that it intends to terminate its American Depositary Receipt (“ADR”) programme on July 19, 2005 and to delist voluntarily from the New York Stock Exchange. ADR holders will be able to exchange their ADRs for ordinary shares in accordance with the timetable shown below.

Rationale for Delisting and Termination of ADR Programme

—	ADRs represent a very small proportion of MAB’s equity: as of close of business on April 8, 2005, only 1.2% of MAB’s issued equity is held in ADR form

—	ADR trading volumes are very low: less than 0.7% of the Company’s shares traded over the three months to the end of March, 2005 were represented by ADRs

—	The majority of US shareholdings in MAB are represented by ordinary shares acquired through the London Stock Exchange

—	The Company does not carry out any business in the US

Given the relatively low participation in the ADR programme, MAB does not believe that the benefits to the Company of maintaining the programme and NYSE listing justify the additional administration.

On-going Investor Relations

The Company’s contact with investors will be unaffected by the termination and delisting. MAB intends to maintain a high level of communication and best practice disclosure for all shareholders, including US based investors.

The termination of the ADR programme and delisting from NYSE will not affect the listing of MAB’s ordinary shares on the London Stock Exchange.

SEC Registration

Notwithstanding the delisting, MAB’s registration under the US Securities Exchange Act of 1934 (“the Exchange Act”) remains in effect and MAB will continue to comply with its obligations, including the filing of Annual Reports on Form 20-F. However, in view of the increasing costs of maintaining a US registration for non-US companies, MAB does intend to examine ways in which it may terminate its Exchange Act registration in due course.

Process for Termination of ADR programme and De-Listing

MAB has given notice to The Bank of New York (“BNY”), the depositary for its ADR programme, to terminate the ADR programme. At MAB’s request, from close of business on April 18, 2005 BNY will cease to issue new ADRs and will withdraw the registration statement on Form F-6 with respect to unissued ADRs in the ADR facility on April 19, 2005. MAB and BNY have also agreed to amend the Deposit Agreement between MAB, BNY and holders of the MAB ADRs to shorten the period after termination of the Deposit Agreement, during which ADR holders may exchange their MAB ADRs for underlying ordinary shares, from one year to 60 days.

From 17:00 (Eastern Standard Time) on July 19, 2005, MAB ADRs will no longer be transferable. Holders will, however, be entitled to surrender their MAB ADRs to BNY before 17:00 (Eastern Standard Time) on September 16, 2005 and request delivery of the underlying MAB ordinary shares. Such holders will receive their MAB ordinary shares net of applicable fees and expenses and subject to applicable taxes and governmental charges.

From September 19, 2005, BNY will use reasonable efforts to sell all remaining underlying MAB ordinary shares and will hold the net proceeds for the benefit of holders who have not yet surrendered their ADRs. Holders of ADRs on or after September 19, 2005 may surrender their ADRs to BNY at any time and will receive the proceeds of the sale of the underlying MAB ordinary shares represented by their ADRs, net of applicable fees and expenses and subject to any applicable taxes and governmental charges.

BNY will shortly write to registered holders of MAB ADRs in relation to the termination of the programme and will provide information on how to proceed.

Expected Timetable

April 19, 2005	—	Withdrawal of registration statement on Form F-6
July 19, 2005	—	Termination of MAB’s ADR programme
On or about Aug 9, 2005	—	Termination of NYSE listing (subject to SEC approval)
Sept 16, 2005	—	Deadline for holders to exchange their MAB ADRs for underlying ordinary shares in MAB
On or after Sept 19, 2005	—	Remaining holders may tender ADRs for net cash receipt after expenses.

For further information please contact:

Bank of New York – ADR queries	1 888 BNY ADRS (1 888 269 2377)

Mitchells & Butlers – Investor Relations	Kate Holligon 44 121 498 5092

Mitchells & Butlers – Media	Simon Ward 44 121 498 5795

Finsbury Group – Media	James Murgatroyd 44 207 251 3801

Notes to Editors:

—	Mitchells & Butlers (MAB) is the leading operator of managed pubs, owning and operating approximately 2,000 high quality pubs in prime locations throughout the UK

—	MAB’s ADR programme was established in April 2003 as part of the arrangements for the separation of the Company and InterContinental Hotels Group PLC from Six Continents PLC. Initially, the MAB programme consisted of 44 million ADRs. This has subsequently declined to 6.1 million

—	Trading in MAB’s ADRs represents less than 1% of trading in MAB shares on the London Stock Exchange

-ENDS-